Exhibit 99.1

MICROALGO INC.

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

To Be Held on November 29, 2024

To the Shareholders of MicroAlgo Inc:

NOTICE IS HEREBY GIVEN, that you are cordially invited to attend an annual general meeting (the “Annual Meeting”) of shareholders of MicroAlgo Inc, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”). The Annual Meeting is to be held at Company headquarters located at Unit 507, Building C, Taoyuan Street, Long Jing High and New Technology Jingu Pioneer Park, Nanshan District, Shenzhen, People’s Republic of China at 9:00 p.m., Beijing time, on November 29, 2024, and at any adjournment or adjournments thereof, for the following purposes:

Proposal 1

To consider and vote upon an ordinary resolution that:

every 20 ordinary shares of the Company, of a nominal or par value of US$0.01 each (“Ordinary Shares”) in the Company’s issued and unissued share capital be consolidated into one ordinary share with a par value of US$0.2 (the “Share Consolidation”), such that immediately following the Share Consolidation, the authorized share capital of the Company shall be changed

FROM US$2,000,000 divided into 200,000,000 shares of a nominal or par value of US$0.01 each

TO US$2,000,000 divided into 10,000,000 shares of a nominal or par value of US$0.2 each (the “Consolidated Ordinary Shares”)

(the “Share Consolidation Proposal”)

No fractional shares shall be issued in connection with the Share Consolidation and in accordance with Article 9.2 of the Current M&A (as defined below) the Company’s transfer agent be authorized and instructed to aggregate all fractional share and sell them as soon as practicable after the effective time of the Share Consolidation at the then-prevailing prices on the open market, on behalf of those shareholders who would otherwise be entitled to receive fractions of a Consolidated Ordinary Share as a result of the Share Consolidation.

Proposal 2

To consider and vote upon an ordinary resolution that, conditional upon and effective immediately following the Share Consolidation, the authorized share capital of the Company be increased

FROM US$2,000,000 divided into 10,000,000 Consolidated Ordinary Shares of a nominal or par value of $0.2 each,

TO US$200,000,000 divided into 1,000,000,000 Consolidated Ordinary Shares of a nominal or par value of $0.2 each (“Share Capital Increase”), by the creation of an additional 990,000,000 Consolidated Ordinary Shares;

(the “Share Capital Increase Proposal”)

Proposal 3

To consider and vote upon a special resolution that the Company’s currently effective Amended and Restated Memorandum and Articles of Association (the “Current M&A”) be amended by the deletion of the existing Article 12.1 in its entirety and the substitution therefor with the following:

“Save as provided in the following Article, no business shall be transacted at any meeting unless a quorum is present in person or by proxy. One or more Members who together hold not less than one third of the Shares entitled to vote at such meeting being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.”

(the “Quorum Reduction Proposal”)

Proposal 4

To consider and vote upon a special resolution that the Current M&A be amended by the deletion of the existing Article 15.6 in its entirety and the substitution therefor with the following:

“An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the director, if any; but no such term shall be implied in the absence of express provision. Each director whose term of office expires shall be eligible for re-election at a meeting of the Members or re-appointment by the board of directors.”

(the “Term Limit Proposal”)

Proposal 5

To consider and vote upon a special resolution that:

Conditional upon and effective immediately following the Share Consolidation and the Share Capital Increase, the authorized share capital of the Company be changed to create a dual-class share structure (the “Dual-Class Structure”) by

a) re-designating 800,000,000 authorized Consolidated Ordinary Shares (including all the issued and outstanding Consolidated Ordinary Shares) into class A ordinary shares of a nominal or par value of US$0.2 par value each (the “Class A Ordinary Shares”), and each Class A Ordinary Share shall be entitled to one (1) vote per Class A Ordinary Share; and

b) re-designating 200,000,000 authorized but unissued Consolidated Ordinary Shares into class B ordinary shares of a nominal or par value of US$0.2 each (the “Class B Ordinary Shares”), and each Class B Ordinary Share shall be entitled to 20 votes per Class B Ordinary Share

(the “Variation of Share Capital”),

such that immediately following the Variation of Share Capital, the authorized share capital of the Company shall be changed

FROM US$200,000,000 divided into 1,000,000,000 Consolidated Ordinary Shares

TO US$200,000,000 divided into 800,000,000 Class A Ordinary Shares, and 200,000,000 Class B Ordinary Shares;

And

Conditional upon and effective immediately following the Variation of Share Capital, the Current M&A be amended and restated by the deletion in their entirety and the substitution in their place of the second amended and restated memorandum and articles of association of the Company to, among other amendments, reflect the adoption of the Dual-Class Structure and the Variation of Share Capital.

(the “Dual-Class Structure Proposal”)

Proposal 6	To adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposals 1 – 6.

The foregoing items of business are more fully described in the proxy statement accompanying this Notice. We are not aware of any other business to come before the Annual Meeting.

Only shareholders of record at the close of business on October 18, 2024 are entitled to notice and to vote at the Annual Meeting and any adjournment or postponement thereof.

It is important that your shares are represented at the Annual Meeting. We urge you to review the attached Proxy Statement and, whether or not you plan to attend the Annual Meeting in person, please vote your shares promptly by casting your vote via the Internet, or, if you prefer to mail your proxy or voter instructions, please complete, sign, date, and return your proxy or vote instruction form in the pre-addressed envelope provided, which requires no additional postage if mailed in the United States. You may revoke your vote by submitting a subsequent vote over the Internet or by mail before the Annual Meeting, or by voting in person at the Annual Meeting.

If you plan to attend the Annual Meeting, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the Annual Meeting, please follow the instructions contained in the proxy materials that are being mailed to you and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it. This will enable you to gain admission to the Annual Meeting and vote in person.

October 23, 2024	By Order of the Board of Directors,

/s/ Min Shu
Min Shu
Director

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF MEMBERS TO BE HELD ON NOVEMBER 29, 2024

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MICROALGO inc.

Unit 507, Building C, Taoyuan Street,

Long Jing High and New Technology Jingu Pioneer Park,

Nanshan District, Shenzhen, People’s Republic of China

PROXY STATEMENT

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors (the “Board”) of MicroAlgo Inc., a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”), for the Annual Meeting of Members (the “Annual Meeting”). The Annual Meeting will be held at our headquarters at 9:00 p.m., Beijing time, on Friday, November 29, 2024, and at any adjournment or adjournments thereof.

We will send or make these proxy materials available to shareholders on or about October 25, 2024.

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GENERAL INFORMATION

Purpose of Annual Meeting

The purposes of the Annual Meeting are as follows:

Proposal 1

To consider and vote upon an ordinary resolution that:

every 20 ordinary shares of the Company, of a nominal or par value of US$0.01 each (“Ordinary Shares”) in the Company’s issued and unissued share capital be consolidated into one ordinary share with a par value of US$0.2 (the “Share Consolidation”), such that immediately following the Share Consolidation, the authorized share capital of the Company shall be changed

FROM US$2,000,000 divided into 200,000,000 shares of a nominal or par value of US$0.01 each

TO US$2,000,000 divided into 10,000,000 shares of a nominal or par value of US$0.2 each (the “Consolidated Ordinary Shares”)

(the “Share Consolidation Proposal”)

No fractional shares shall be issued in connection with the Share Consolidation and in accordance with Article 9.2 of the Current M&A (as defined below) the Company’s transfer agent be authorized and instructed to aggregate all fractional share and sell them as soon as practicable after the effective time of the Share Consolidation at the then-prevailing prices on the open market, on behalf of those shareholders who would otherwise be entitled to receive fractions of a Consolidated Ordinary Share as a result of the Share Consolidation.

Proposal 2

To consider and vote upon an ordinary resolution that, conditional upon and effective immediately following the Share Consolidation, the authorized share capital of the Company be increased

FROM US$2,000,000 divided into 10,000,000 Consolidated Ordinary Shares of a nominal or par value of $0.2 each,

TO US$200,000,000 divided into 1,000,000,000 Consolidated Ordinary Shares of a nominal or par value of $0.2 each (“Share Capital Increase”), by the creation of an additional 990,000,000 Consolidated Ordinary Shares;

(the “Share Capital Increase Proposal”)

Proposal 3

To consider and vote upon a special resolution that the Company’s currently effective Amended and Restated Memorandum and Articles of Association (the “Current M&A”) be amended by the deletion of the existing Article 12.1 in its entirety and the substitution therefor with the following:

“Save as provided in the following Article, no business shall be transacted at any meeting unless a quorum is present in person or by proxy. One or more Members who together hold not less than one third of the Shares entitled to vote at such meeting being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.”

(the “Quorum Reduction Proposal”)

Proposal 4

To consider and vote upon a special resolution that the Current M&A be amended by the deletion of the existing Article 15.6 in its entirety and the substitution therefor with the following:

“An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the director, if any; but no such term shall be implied in the absence of express provision. Each director whose term of office expires shall be eligible for re-election at a meeting of the Members or re-appointment by the board of directors.”

(the “Term Limit Proposal”)

Proposal 5

To consider and vote upon a special resolution that:

Conditional upon and effective immediately following the Share Consolidation and the Share Capital Increase, the authorized share capital of the Company be changed to create a dual-class share structure (the “Dual-Class Structure”) by

a) re-designating 800,000,000 authorized Consolidated Ordinary Shares (including all the issued and outstanding Consolidated Ordinary Shares) into class A ordinary shares of a nominal or par value of US$0.2 par value each (the “Class A Ordinary Shares”), and each Class A Ordinary Share shall be entitled to one (1) vote per Class A Ordinary Share; and

b) re-designating 200,000,000 authorized but unissued Consolidated Ordinary Shares into class B ordinary shares of a nominal or par value of US$0.2 each (the “Class B Ordinary Shares”), and each Class B Ordinary Share shall be entitled to 20 votes per Class B Ordinary Share

(the “Variation of Share Capital”),

such that immediately following the Variation of Share Capital, the authorized share capital of the Company shall be changed

FROM US$200,000,000 divided into 1,000,000,000 Consolidated Ordinary Shares

TO US$200,000,000 divided into 800,000,000 Class A Ordinary Shares, and 200,000,000 Class B Ordinary Shares;

And

Conditional upon and effective immediately following the Variation of Share Capital, the Current M&A be amended and restated by the deletion in their entirety and the substitution in their place of the second amended and restated memorandum and articles of association of the Company to, among other amendments, reflect the adoption of the Dual-Class Structure and the Variation of Share Capital.

(the “Dual-Class Structure Proposal”)

Proposal 6	To adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposals 1 – 6.

The Board recommends a vote FOR each proposal.

Will there be any other items of business on the agenda?

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. The persons named on the proxy card shall be entitled to vote on such other matters in accordance with their judgment.

Who is entitled to vote at the Annual Meeting?

Only shareholders of record of our ordinary shares of a par value of US$0.01 each, as of the close of business on October 18, 2024 (the “Record Date”) are entitled to receive notice and to attend and vote at the Annual Meeting and any adjournment or postponements thereof. At the close of business on the Record Date, there were 199,456,799 of our ordinary shares issued and outstanding and entitled to vote.

Each fully paid ordinary share is entitled to one vote on each matter properly brought before the Annual Meeting. The enclosed proxy card or voting instruction card shows the number of shares you are entitled to vote at the Annual Meeting.

Shareholder of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the Annual Meeting or vote by proxy. Whether or not you plan to attend the Annual Meeting, to ensure your vote is counted, we encourage you to vote either by Internet with the control number on your Proxy Card or by filling out and returning the enclosed proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Annual Meeting. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker will not be able to vote your shares unless your broker receives specific voting instructions from you. We strongly encourage you to vote.

What constitutes a quorum and how will votes be counted?

The quorum for our Annual Meeting is 2 members entitled to vote and present in person or by proxy representing not less than one-half of the votes attached to the then issued share capital of the Company throughout the Annual Meeting. If, within fifteen minutes from the time appointed for our Annual Meeting a quorum is not present, then the Annual Meeting will be adjourned (in accordance with the provisions of our existing articles of association) to the same time and place(s) seven days hence, or to such time and (where applicable) such place(s) as is determined by the Board in accordance with the provisions of our existing articles of association.

What is a broker “non-vote” and what is its effect on voting?

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares does not have the authority to vote on the matter with respect to those shares. This is generally referred to as a “broker non-vote.”

Votes Required

●

For the Share Consolidation Proposal, the Board is seeking the affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled). We anticipate that the Share Consolidation proposal will be considered “routine”, and therefore, broker non-votes are not expected to exist with respect to this proposal.

●	For the Share Capital Increase Proposal, the Board is seeking the affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled). The Share Capital Increase Proposal is considered a “non-routine” item for which brokers and nominees do not have discretionary voting power and, therefore, broker non-votes may exist with respect to the Share Increase Proposal. Assuming a quorum is present, broker non-votes will not affect the outcome of the Share Increase Proposal.

●	For the Quorum Reduction Proposal and Term Limit Proposal, the Board is seeking the affirmative vote of a majority of at least two-thirds of the votes of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled). The Quorum Reduction Proposal and Term Limit Proposal are considered a “non-routine” item for which brokers and nominees do not have discretionary voting power and, therefore, broker non-votes may exist with respect to the Quorum Reduction Proposal and Term Limit Proposal. Assuming a quorum is present, broker non-votes will not affect the outcome of the Quorum Reduction Proposal and Term Limit Proposal.

●	For the Dual-Class Structure Proposal, the Board is seeking the affirmative vote of a majority of at least two-thirds of the votes of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled). The Dual-Class Structure Proposal is considered a “non-routine” item for which brokers and nominees do not have discretionary voting power and, therefore, broker non-votes may exist with respect to the Dual-Class Structure Proposal. Assuming a quorum is present, broker non-votes will not affect the outcome of the Dual-Class Structure Proposal.

●	For the Adjournment Proposal, the affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled), is required.

How do I vote?

Your shares may only be voted at the Annual Meeting if you are present in person or are represented by proxy. Whether or not you plan to attend the Annual Meeting, we encourage you to vote by proxy to ensure that your shares will be represented.

You may vote using any of the following methods:

●	By Internet. You may vote by using the Internet in accordance with the instructions included in the proxy card. The Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded.

●	By Mail. Shareholders of record as of the Record Date may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. If you return your signed proxy but do not indicate your voting preferences, your shares will be voted on your behalf “FOR” each of the proposals. Shareholders who hold shares beneficially in street name may provide voting instructions by mail by completing, signing and dating the voting instruction forms provided by their brokers, banks or other nominees and mailing them in the accompanying pre-addressed envelopes.

Revoking Your Proxy

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time before your proxy is voted. Such revocation may be effected by following the instructions for voting on your proxy card or vote instruction form. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein. However, if you are shareholder of record, delivery of a proxy would not preclude you from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy and authority granted to such proxy shall be deemed to be revoked.

If the Annual Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Annual Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Annual Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Annual Meeting.

Proxy Solicitation Costs

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our shareholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. We may solicit proxies by mail, and the officers and employees of the Company, who will receive no extra compensation therefore, may solicit proxies personally or by telephone. The Company will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them. In addition, we have retained Kingsdale Advisors (“Kingsdale”) to assist in the solicitation of proxies. We have also agreed to indemnify Kingsdale Advisors and its employees against certain liabilities arising from or in connection with the engagement.

How do I learn the results of the voting at the Meeting?

Preliminary results will be announced at the Meeting. Final results will be published in a Report on Form 6-K furnished to the SEC.

PROPOSAL NO. 1
SHARE CONSOLIDATION

If you have any questions, need assistance in voting, or need additional material, please contact our Strategic Shareholder Advisor and Proxy Solicitation Agent, Kingsdale Advisors:

North American Toll-Free Phone: +1-800-320-0180

Text or Call Collect Outside North America: +1-646-741-5795

Email: contactus@kingsdaleadvisors.com

Purpose of Share Consolidation

The Company’s ordinary shares are listed on The Nasdaq Capital Market under the trading symbol of “MLGO.” For our ordinary shares to continue to be listed on The Nasdaq Capital Market, the Company must satisfy various listing standards established by Nasdaq. Among others, Nasdaq Listing Rule 5550(a)(2) requires that listed shares maintain a minimum bid price of US$1.00 per share (the “Bid Price Rule”).

To enhance the Company’s ability to maintain compliance with the Bid Price Rule, the Board believes that it is in the best interest of the Company and the shareholders to effectuate the Share Consolidation to increase the market price of the ordinary shares. As a result, the Board is soliciting shareholders’ approval of a share consolidation of the Company’s shares at a ratio of 20-for-one and to provide authorization to the Board to settle as it considers expedient any difficulty which arises in relation to any consolidation of ordinary shares of the Company.

The Board also believes that the delisting of the ordinary shares from The Nasdaq Capital Market would likely result in decreased liquidity. Such decreased liquidity would result in the increase in the volatility of the trading price of the ordinary shares, a loss of current or future coverage by certain analysts and a diminution of institutional investor interest. In addition, the Board believes that such delisting could also cause a loss of confidence of corporate partners, customers and employees, which could harm the Company’s business and future prospects.

In evaluating whether or not to conduct the Share Consolidation, the Board also took into account various negative factors associated with such corporate action. These factors include: the negative perception of share consolidation held by some investors, analysts and other stock market participants; the fact that the share price of some companies that have effected of share consolidation has subsequently declined back to pre-consolidation levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing a share consolidation.

The Board considered these factors, and the potential harm of being delisted from The Nasdaq Capital Market. The Board determined that continued listing on The Nasdaq Capital Market is in the best interest of the Company and its shareholders as a whole, and that the Share Consolidation is probably necessary to maintain the listing of the Company’s ordinary shares on The Nasdaq Capital Market.

In addition, there can be no assurance that, after the Share Consolidation, the Company would be able to maintain the listing of the ordinary shares on The Nasdaq Capital Market. The Nasdaq Capital Market maintains several other continued listing requirements currently applicable to the listing of the ordinary shares. Shareholders should recognize that if the Share Consolidation is effected, they will own a smaller number of ordinary shares than they currently own. While the Company expects that the Share Consolidation will result in an increase in the market price of the ordinary shares, it may not increase the market price of the ordinary shares in proportion to the reduction in the number of ordinary shares outstanding or result in a permanent increase in the market price (which depends on many factors, including our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

If the Share Consolidation is effected and the market price of the Company’s ordinary shares declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would occur in the absence of the Share Consolidation. Furthermore, the liquidity of the Company’s ordinary shares could be adversely affected by the reduced number of shares that would be outstanding after the Share Consolidation. Accordingly, the Share Consolidation may not achieve the desired results that have been outlined above.

Effects of the Share Consolidation

Authorized Shares and Unissued Shares

At the time the Share Consolidation is effective, all of our issued and unissued ordinary shares will be consolidated at the ratio of 20-for-1. The Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

As indicated in the Share Capital Increase proposal below, we are also seeking our shareholders’ approval to increase our authorized share capital to US$200,000,000 divided into 1,000,000,000 ordinary shares of a nominal or par value of US$0.2 each, immediately following the Share Consolidation.

Issued and Outstanding Shares

The Share Consolidation will also reduce the number of issued and outstanding ordinary shares at the ratio of 20-for-1. In addition, the par value of ordinary shares will be increased by the same ratio.

For example, a shareholder holding 2000 ordinary shares, par value US$0.01 before the Share Consolidation would hold 100 ordinary shares, par value US$0.2 per share after the Share Consolidation. However, each shareholder’s proportionate ownership of the issued and outstanding ordinary shares immediately following the effectiveness of the Share Consolidation would remain the same, with the exception of adjustments related to the treatment of fractional shares (see below).

Proportionate adjustments will be made based on the ratio of the Share Consolidation to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our ordinary shares. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of ordinary shares being delivered upon such exercise, exchange or conversion, immediately following the Share Consolidation as was the case immediately preceding the Share Consolidation.

Fractional Shares

Shareholders would not receive fractional shares in connection with the Share Consolidation. Instead, the Company’s transfer agent would aggregate all fractional shares and sell them as soon as practicable after the effective time of the Share Consolidation at the then-prevailing prices on the open market, on behalf of those shareholders who would otherwise be entitled to receive a fractional share as a result of the Share Consolidation. We expect that the transfer agent would conduct the sale in an orderly fashion at a reasonable pace and that it may take several days to sell all of the aggregated fractional shares. After the transfer agent’s completion of such sale, shareholders who would have been entitled to a fractional share would instead receive a cash payment from the transfer agent (or through their broker, bank, or other holder of record) in an amount equal to their respective pro rata shares of the total proceeds of that sale net of any brokerage costs incurred by the transfer agent to sell such shares.

Procedure for Implementing the Share Consolidation

As soon as practicable after the effective date of the Share Consolidation, the Company’s shareholders will be notified that the Share Consolidation has been effected. The Company expects that its transfer agent, Transhare Corporation will act as exchange agent for purposes of implementing the exchange of share certificates and payment for fractional share. If needed, holders of pre-consolidation shares will be asked to surrender to the exchange agent certificates representing pre-consolidation ordinary shares in exchange for certificates representing post-consolidation ordinary shares or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent, in accordance with the procedures to be set forth in a letter of transmittal that the Company will send to its registered shareholders. No new share certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Banks, brokers or other nominees will be instructed to effect the Share Consolidation for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the Share Consolidation. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Federal Income Tax Consequences of the Share Consolidation

The following discussion is not a complete description of all tax considerations that may be relevant to a U.S. Holder of Ordinary Shares; it is not a substitute for tax advice. In addition, this summary does not address the tax consequences of transactions effectuated before, after or at the same time as the Share Consolidation, whether or not they are in connection with the Share Consolidation. U.S. Holders are urged to consult their own tax advisors to determine the particular consequences to them.

The Company expects that the Share Consolidation should be treated as a tax-free transaction under the Internal Revenue Code of 1986, as amended. Therefore, a shareholder generally will not recognize gain or loss on the Share Consolidation, except to the extent of cash, if any, received in lieu of a fractional share interest in the post-consolidation shares. The holding period and tax basis of the pre- consolidation ordinary shares will be transferred to the post- consolidation ordinary shares (excluding any portion of the holder’s basis allocated to fractional shares).

This discussion should not be considered as tax or investment advice, and the tax consequences of the Share Consolidation may not be the same for all shareholders. Shareholders should consult their own tax advisors to know their individual federal, state, local and foreign tax consequences.

Vote Required

Assuming that a quorum is present, the affirmative vote of a simple majority of the total votes attaching to the shares that are entitled to vote and voting at the Meeting is required to approve the Share Consolidation proposal.

Recommendation of the Board

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS

VOTE “FOR” THIS SHARE CONSOLIDATION PROPOSAL.

PROPOSAL NO. 2
SHARE CAPITAL INCREASE

The Board directed that there be submitted to the shareholders of the Company for approval by way of an ordinary resolution, that immediately following the approval of the Share Consolidation proposal by the shareholders, the authorized share capital of the Company be increased from US$2,000,000 divided into 10,000,000 shares of a nominal or par value of US$0.2 each, to US$200,000,000 divided into 1,000,000,000 shares of a nominal or par value of US$0.2 each, by the creation of an additional 990,000,000 Consolidated Ordinary Shares (the “Share Capital Increase proposal”).

If the Share Consolidation proposal is not approved, then this Share Capital Increase proposal will not be applicable.

Vote Required

Assuming that a quorum is present, the affirmative vote of a simple majority of the total votes attaching to the shares entitled to vote and voting at the Annual Meeting is required to approve the Share Capital Increase proposal.

Recommendation of the Board

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS
VOTE “FOR” THIS SHARE CAPITAL INCREASE PROPOSAL.

PROPOSAL NO. 3 and NO. 4

QUORUM REDUCTION PROPOSAL AND TERM LIMIT PROPOSAL

Background

The Board of Directors directed that there be submitted to a vote of shareholders a special resolution to amend Articles 12.1 and 15.6 of the Company’s Amended and Restated Memorandum and Articles of Association (the “Articles Amendment”).

The Proposed Amendment to the Amended and Restated Memorandum of Association

To decrease the required quorum threshold for shareholders meeting to one more members who together hold not less than one third of the outstanding shares and remove the two-year term limit of the directors of the Company as set out in Article 12.1 and Article 15.6 of the Company’s Current M&A by the deletion of the existing Article 12.1 and Article 15.6 of the Current M&A in its entirety and the substitution therefor the following:

Article 12.1

“Save as provided in the following Article, no business shall be transacted at any meeting unless a quorum is present in person or by proxy. One or more Members who together hold not less than one third of the Shares entitled to vote at such meeting being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.”

Article 15.6

“An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the director, if any; but no such term shall be implied in the absence of express provision. Each director whose term of office expires shall be eligible for re-election at a meeting of the Members or re-appointment by the board of directors.”

Purpose of the Amendment to the Amended and Restated Memorandum of Association

Articles 12.1 and 15.6 are being amended to enhance the Company’s efficiency in decision-making to better alignment of interests of the shareholders with the overall success of the Company.

Potential Effects of Proposed Amendment to the Amended and Restated Memorandum of Association

If shareholders approve this proposal, the Company will adopt a second amended and restated memorandum and articles of association of the Company which will become effective immediately upon such approval.

Vote Required

This proposal requires the affirmative (“FOR”) vote of a majority of not less than two-thirds (2/3) of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled). Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Board of Directors’ Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS

VOTE “FOR” THE QUORUM REDUCTION AND TERM LIMIT PROPOSALS.

PROPOSAL NO. 5

ADOPTION OF DUAL CLASS STRUCTURE

If the Share Consolidation and Share Capital Increase proposals are not approved, then this Dual-Class Share Capital Structure proposal will not be applicable.

General

The Board of Directors unanimously adopted a resolution to submit to a vote of shareholders: (a) special resolution to:

a) re-designating 800,000,000 authorized Consolidated Ordinary Shares (including all the issued and outstanding Consolidated Ordinary Shares) into class A ordinary shares of a nominal or par value of US$0.2 par value each (the “Class A Ordinary Shares”), and each Class A Ordinary Share shall be entitled to one (1) vote per Class A Ordinary Share; and

b) re-designating 200,000,000 authorized but unissued Consolidated Ordinary Shares into class B ordinary shares of a nominal or par value of US$0.2 each (the “Class B Ordinary Shares”), and each Class B Ordinary Share shall be entitled to 20 votes per Class B Ordinary Share

(the “Variation of Share Capital”),

such that immediately following the Variation of Share Capital, the authorized share capital of the Company shall be changed

FROM US$200,000,000 divided into 1,000,000,000 Consolidated Ordinary Shares

TO US$200,000,000 divided into 800,000,000 Class A Ordinary Shares, and 200,000,000 Class B Ordinary Shares;

And

Conditional upon and effective immediately following the Variation of Share Capital, adopt a second amended and restated memorandum and articles of association of the Company to, among other amendments, reflect the adoption of the Dual-Class Structure and following the Variation of Share Capital.

(the “Dual-Class Share Capital Structure”); and

adopt a second amended and restated memorandum and articles of association of the Company to, among other amendments, reflect the adoption of the Dual-Class Structure and the Variation of Share Capital.

Potential Effects

Following effectiveness of the proposed Dual-Class Share Capital Structure, each Class A Ordinary Share would be entitled to one (1) vote and each Class B Ordinary Share would be entitled to 20 votes on all matters subject to vote at general meetings of the Company, and with such other rights, preferences, and privileges as set forth in the Second Amended and Restated Memorandum and Articles of Association. The Class B Ordinary Shares would not be convertible into Class A Ordinary Shares or any other equity securities authorized to be issued by the Company. Holders of the Class B Ordinary Shares would not be entitled to receive dividends of any kind.

The proposed Dual-Class Share Capital Structure will not affect in any way the validity or transferability of share certificates outstanding or the trading of the Company’s shares on the Nasdaq Capital Market.

Future issuances of Class B Ordinary Shares or securities convertible into Class B Ordinary Shares could have a dilutive effect on our earnings per share, book value per share, and the voting power and interest of current holders of ordinary shares. In addition, the availability of additional Class B Ordinary Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board of Directors from taking any such actions that it deems to be consistent with its fiduciary duties.

Vote Required

This Proposal requires affirmative (“FOR”) votes of a majority of not less than two-thirds (2/3rds) of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and, in each case, where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled). Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS

VOTE “FOR” THIS DUAL-CLASS STRUCTURE PROPOSAL.

PROPOSAL 6

ADJOURNMENT OF THE MEETING TO A LATER DATE OR DATES, IF NECESSARY, TO PERMIT FURTHER SOLICITATION AND VOTE OF PROXIES IN THE EVENT THAT THERE ARE INSUFFICIENT VOTES FOR, OR OTHERWISE IN CONNECTION WITH, THE APPROVAL OF PROPOSAL ONE, PROPOSAL TWO, PROPOSAL THREE, AND PROPOSAL FOUR.

This Adjournment Proposal, if adopted, will allow the chairman of the Meeting to adjourn the Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our shareholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the other proposals.

If the Adjournment Proposal is not approved by our shareholders, the chairman of the Meeting may not be able to adjourn the Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposals 1 – 5.

Vote Required

This proposal requires the affirmative (“FOR”) vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled). Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Board of Directors’ Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS

VOTE “FOR” THIS ADJOURMENT PROPOSAL.

OTHER MATTERS

Our Board is not aware of any business to come before the Annual Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons voting the proxies.

October 23, 2024	By Order of the Board of Directors

/s/ Min Shu
Min Shu Chairman